October 1, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Tom  Kluck, Esq
Adam Turk, Esq
Kevin Woody
Bob Telewiez

Re:           Midas Medici Group Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 30, 2010
File No. 333-166480

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 27, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 2, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

General
1.
We note your response to comment 1 in our letter dated June 4, 2010.  Please revise your Registration Fee table to include the options and warrants, the exchanges of which will be registered pursuant to this registration statement.

Response: The Company has revised the table to include the options and warrants, the exchange of which will be registered pursuant to the Registration Statement.

2.
We note your response to comment 3 in our letter dated June 4, 2010 in regards to the company removing the reference that the joint proxy/registration statement constitutes a proxy statement for Midas Medici’s annual stockholders meeting.  Please advise us whether the shareholders of Midas Medici will have an opportunity to vote upon the merger, and if not, please explain why.  In addition, please advise us whether Midas Medici will need to seek authorization of the additional securities, such as the options and warrants, to be issued as part of the merger.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response: The merger agreement contemplates the merger of MMGH Acquisition, Inc. with and into Consonus Technologies, Inc. Delaware General Corporation Law Section 251, requires the vote of the shareholders of the two constituent corporations which desire to merge into a single corporation. Since the transaction does not contemplate the merger of Midas Medici with Consonus, but instead the merger between MMGH Acquisition and Consonus, the vote of the shareholders of Midas Medici is not required and the Company does not intend to obtain such approval.

Midas Medici does not need to seek authorization of the additional securities, other than the approval of its Board of Directors, to issue the options and warrants to be issued as part of the merger.

3.
For each person who will serve as director or an executive officer of Midas Medici after the merger, please include the disclosure required by Items 402, 404, and 407(a) of Regulation S-K.  See Item 18(a)(7) of Form S-4.

Response: The Company has revised to include the disclosure required by Items 402, 404, and 407(a) of Regulation S-K. Please see pages 90 through 96 the Registration Statements.

Table of Contents
4.	Please revise your Table of Contents to provide the correct page numbers for each of your listed sections.

Response: The Company has revised the Table of Contents to provide the correct page numbers for each listed sections.

Glossary, page 2
5.
We note your response to comment 7 in our letter dated June 4, 2010 and the added glossary in the summary.  Please revise the summary section to comply with the requirements of Rule 421 of Regulation C.  Please avoid the use of a glossary and do not include technical terms or jargon in the forepart of your prospectus, including your summary.  Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

Response: The Company has removed the glossary and has eliminated the use of technical jargon to the extent possible to describe certain facets of the Company’s and Consonus’ business.

Post-Merger Operating Aspirations, page 5
6.
We have reviewed your response to our prior comment 8.  Based on your response it does not appear that you have a factual basis for determining the post-merger aspirations you have disclosed.  As such, we remain unclear how you determined that this disclosure was appropriate.  Please revise your filing to eliminate this disclosure or present it in the form of a financial forecast in accordance with Rule 11-03 of Regulation S-X.

Response: The Company has removed the post-merger operating aspirations.

Interests of Certain Persons in the Merger, page 6
7.
We note your tabular response to comment 9 in our letter dated June 4, 2010 found on pages 6 and 36 of your registration statement.  We also note that Mr. Kachidza’s ownership includes 326,351 shares held by Mr. Baffour.  Please revise your tables for Mr. Kachidza to reflect only those shares for which he is a beneficial owner or advise.

Response: The Company has revised the tabular disclosure to indicate that 326,351 shares are held individually by Mr. Kachidza. Please see pages 6 and 39 of the Registration Statements.

8.	Please advise us why the table excludes the 100,000 shares of common stock underlying the options.

Response: The Company has revised to include the shares of common stock underlying the options which vested on July 16, 2010.

Market Price and Dividend Information, page 12
9.
We note that the last reported price at which Midas Medici stock was traded was $4.75 on June 29, 2010.  Within this section and in your risk factors, please include a discussion of the penny stock rules and how they might apply to the post-merger trading of your common stock or advise.  See Exchange Act Rule 3(a)(51).

Response: The Company has included a discussion of the penny stock rules in the section titled “Market Price and Dividend Information.” The Company has also included a risk factor related to the penny stock rules. Please see pages 12  and 15 of the Registration Statement.

Risk Factors
“Our international operations are subject to risks which could harm our business…,” page 18
10.
We note your response to comment 11 in our letter dated June 4, 2010 and we reissue the comment with regard to this risk factor.  Please revise the bulleted list so that each material risk is described in an individual risk factor or advise.

Response: Upon further review, the Company has determined to remove the risk factor related to its international operations. At this time the only risk which the Company faces with the respect to its international operations is fluctuation in currency which is already included as a risk factor.

Background of the Merger
Midas Medici, page 29
11.
We note your response to comment 20 in our letter dated June 4, 2010.  Please clarify what you mean with respect to Consonus when you disclose that there were no other competitors “in its space” that would offer Midas Medici the competitive edge that its board of directors considered important.  Also, please reconcile this with your risk factor on page 23 which describes how Consonus faces intense and growing competition.

Response: The Company has revised to clarify that what the Company viewed as a strategic advantage in consummating a merger transaction with Consosnus was the ability to leverage the services offered by Consonus  with that offered by Midas Medici which would provide the Company with a competitive edge that it considered important to its overall success. The Company’s Board of Directors believed that Consonus, whose customers utilize a significant amount of electricity, offers energy efficient data center solutions, uniquely positioning itself at the intersection of energy and information technology, a strategic area of focus for Midas Medici.   While Consonus faces intense competition in its core business, the Company believed that a combination of the core businesses of both Midas Medici and Consonus presented strategic opportunities which made Consonus an attractive merger candidate. Please see page 30 of the Registration Statement.

12.
We note your response to comment 22 in our letter dated June 4, 2010.  Please provide the information required by Item 1015(b) of Regulation M-A with respect to your retained, independent investment bank and the fairness opinion that was obtained by management.  Also please file the required materials as an exhibit pursuant to Item 21(c) of the instructions to Form S-4.  Please note we may have further comments.

Response: The Company intends to include the Fairness Opinion with the next amendment to the S-4 and will provide the information required by Item 1015(b) of Regulation M-A.

13.
Please confirm that you have included all material negative factors that the board considered in making its determination to recommend the merger to your stockholders.  To that extent, we note your disclosure on page 82 that Consonus remains in default on certain debt obligations.

Response: The Company has included all material negative factors that the board of Consonus considered in making its determination to recommend the merger to its stockholders.

Consonus, page 30
14.
We note your disclosure on page 30 that the Consonus special committee considered the need to raise capital, achieve liquidity for shareholders, be in a position to grow and to obtain capital to meet existing debt obligations.  Please expand your disclosure to include a discussion of the various financing options that were open to Consonus as an alternative to the merger with Midas Medici.  Please describe the reasons why the board decided to recommend the merger instead of these other alternatives.  For example you should disclose the reasons why it was not prudent to attempt another IPO.

Response:  The Company considered other options such as, a sale to strategic buyer, an equity private placement, a reverse merger transaction and an initial public offering. However, the Company concluded that these were not viable options based upon the general worldwide economic downturn, the depressed state of the U.S. capital markets and resultant credit freeze which has made it increasingly difficult for smaller companies to complete and obtain capital infusions. Also, it was not prudent to pursue an IPO due to the high cost and uncertainty of an IPO in the recent recession. Additionally, the company had just experienced a failed IPO that cost the company several million dollars. Therefore, it was concluded that an IPO would not be a viable option at this time.

15.
We note your response to comment 27 in our letter dated June 4, 2010.  Please provide additional details about the negotiation which occurred between April 17, 2010 and April 29, 2010.  Describe the issues that were still being decided by Consonus’ special committee at that time and the eventual resolution of those issues.

Response: The Company has revised the disclosure to provide additional details regarding the negotiations which occurred prior to April 29, 2010 and the issues that were still being considered by Consonus’ special committee. Please see page 32 of the Registration Statement.

Interests of Consonus’ Directors and Executive Officers in the Merger, page 36

16.
We note your response to comment 29 in our letter dated June 4, 2010.  Please expand your disclosure to describe for each listed transaction the analysis management used in reaching its conclusion that economic benefits outweighed the potential related party conflict.

Response: The Company has revised the disclosure to disclose the analysis management used in reaching its conclusion that economic benefits outweighed the potential related party conflict. Please see page 40 of the Registration Statement.

Strategic Trends Driving the Merger, page 34

17.
We note the disclosure in figures 5 and 6 on page 35 regarding “Smart Metering Installation Projection for US” and “Electric ‘Smart Meter’ Forecast.”  The source of these materials is listed as Utilipoint International Inc. which is a subsidiary of Midas Medici.  In the prospectus, please provide a reasonable basis for the projection and forecast.  Also discuss whether such materials were prepared specifically for this registration statement.

Response: The basis for the projection in figure 5, "Smart Metering Installation Projection for US", and the forecast in figure 6, "Electric Smart Meter' Forecast", is data from a proprietary database of Utilipoint International, Inc. that tracks ongoing, announced and forecasted projects. The data was in existence in the proprietary database prior to the filling of this registration statement (available to Utilipoint International, Inc. as of November 2009) and it was not compiled specifically for this registration statement.

Conditions to the Completion of the Merger, page 43

18.
We note your disclosure on page 44 that Consonus must have obtained the consents, waives and approvals required to be obtained in connection with the merger agreement.  Please tell us whether Consonus has received written consents from its shareholders.

Response: Consonus has not received written consents from its shareholders.

Covenants, page 45

19.
We note your responses to comments 38 and 49 in our letter dated June 4, 2010.  Within this section please identify which of your covenants are waivable.  Also include a discussion of the circumstances under which specific covenants may be waived and how either party of the merger is required to go about obtaining a waiver.  You should also provide a footnote to the section to describe the covenants which have already been waived by either party.

Response: The Merger Agreement provides that any party may waive compliance with any of the agreements or conditions contained in the agreement which waiver shall be written and signed on behalf of such party. There are no other requirements with respect to obtaining a waiver other than the requirement that is in writing and signed on behalf of such party. While the parties have orally waived the “keep well” provisions of the Merger Agreement, the parties are in the process of obtaining written waivers.

Termination Fee and Expenses, page 49

20.
We note your response to comment 32 in our letter dated June 4, 2010.  Within this section, please explain the difference between a break-up fee and a termination fee.  Please provide the approximate termination fee that Consonus would be required to pay.

Response: The Company has revised to remove the statement that there is no break-up fee since a termination fee is essentially a break-up fee. In the event the merger is not consummated due to certain action or inaction by Consonus, Consonus will be required to pay Midas Medici its documented costs in connection with the merger and the S-4 Registration Statement. The Company estimates that Consonus would be required to pay a termination fee of $345,000, if the Merger Agreement was terminated as of the current date.

Consonus Business, page 53

21.	We note the contracts listed on page 60 in which Consonus is absolutely dependent. Please file the material agreements as exhibits as required by Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the exhibit index to incorporate by reference the material agreements listed on page 61.

Consonus – Certain Relationships and Related Transactions, page 72

22.	We note your response to comment 4 in our letter dated June 4, 2010. Please tell us whether the services rendered by KLI included any services related to the merger.

Response: The services rendered by KLI as provided in the section titled “Consonus –Certain Relationships and Related Transactions” do not include any services related to the merger.

Consonsus’ Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 80

23.
We note your response to comment 36 in our letter dated June 4, 2010, and we reissue the comment.  We also note your disclosure on page 80 that you have a working capital deficiency of $37,127.  Please describe your sources of cash for the next 12 months.  For example, if you plan to issue additional equity, you should disclose your plans to do so.  If you plan to incur debt obligations, you should disclose your efforts to date in obtaining such financings.

Response: The Company has revised the disclosure to include a description of the Consonus’ sources of cash for the next 12 months. Please see page 83 of the Registration Statement.

24.
We note your disclosure on page 82 that on December 31, 2009 you entered into a sixth amendment to the amended and restated refinancing agreement with Avnet, Inc. and that you are currently seeking an additional amendment to this credit agreement.  Please disclose the extent to which your continued refinancing efforts will affect your ability to raise future capital through the issuance of debt.  For example you might discuss the material effects that your refinancing efforts have had on your credit ratings.  See Item 303(a)(2)(ii) of Regulation S-K.

Response: The Company has revised the registration statement to include a disclosure of extent to which your continued refinancing efforts will affect its ability to raise future capital through the issuance of debt.  Please see page 83 of the Registration Statement

Unaudited Pro Forma Condensed Combined Financial Statements, page 88

25.
We have considered your response to our prior comment 41.  We note from your response that senior management of Midas Medici will remain in place subsequent to the purchase transaction.  Furthermore, it appears from disclosure elsewhere in your document that the CEO and chairman of the board of Midas Medici will become the chairman of the combined company.  Explain to us how you determined that other factors outweighed the factors noted above in determining the accounting acquirer in accordance with ASC 805-10-25-5.

Response: The Company evaluated the six pertinent factors outlined in Subtopic 805-40 to determine that Consonus was the acquiring entity and Midas Medici was the acquired entity for accounting purposes.   Of the six factors outlined in Subtopic 805-40, the Company determined the only factor that may negate its accounting acquirer determination was the composition of the management team. Please also note that Mr. Baffour has served on Consonus’s board of directors since October 13, 2006 and has served as Chairman of Consonus’s board since December 15, 2006. The Company believes the following factors outweighed the above findings:

•	Consonus Technologies is considerably larger in comparison to Midas Medici in both revenues and assets.
•	Consonus shareholders will receive approximately 66% of the common shares post merger.
•	The largest minority holder will be Knox Lawrence International, LLC, a controlling shareholder of Consonus, which will hold approximately 37.1% of the common shares post merger.
•
Midas Medici currently has 4 board members (2 independent members).  Post merger the Midas Medici intends to appoint 3 members to the Board.  As a result, the shareholders of the larger entity (ie. Consonus) will have the voting power to unseat the initial board of directors that is dominated by the smaller entity.

•	Considering revenue, assets etc, it appears Consonus Technologies would be deemed to be paying a higher premium over the fair value of the equity interests.

Note 2, page 92

26.	We note your response to our prior comment 43. Explain to us in greater detail how you determined the carrying value of long term debt of Midas Medici approximated its fair value.

Response: The Company has a short term secured revolving credit facility which accrues interest at a rate which is equal to the Wall Street Journal prime rate plus 2.5%, or a minimum of 6.5%.  The Company has six unsecured related party long notes payable with maturities dates beginning June 2012 through July 2014.   Five long term note payable agreements totaling $225,000 accrue interest at 10% with the earliest maturity date of December 13, 2013.   One long term note payable agreement totaling $108,000 accrues interest at 5% with a maturity date of June 2012.
We reviewed the fair value of the long term notes, if we needed to transfer/replace the long term debt relationships with a liability with similar terms, in accordance with the market approach.   We determined that we could transfer/replace the existing long term debt arrangements without a material impact to existing carrying value of the obligations.

Note 6, page 93

27.
We have considered your responses to our prior comments 44 and 45.  We are unsure how you determined that these adjustments were directly related to the merger transaction.  Please provide us with further clarification or revise your pro-forma financial statements accordingly.

Response: Upon further review of SAB Topic 2C, the Company intends to amend the pro-forma financial statements to exclude any pro-forma adjustments related to officers’ salaries following the consummation of the merger. In addition, the Company intends to amend its pro-forma financial statements to exclude any pro-forma adjustments related to the KLI management fees charged to Midas Medici (i.e. Utilipoint) and Consonus since the elimination of the management fees which may be directly attributable to the transaction cannot be factually supportable.

Figure 1.  Utilipoint’s Client Engagement Model, page 105

28.
We note your response to comment 46 in our letter dated June 4, 2010 and we reissue the comment.  Please describe in detail the Utilipoint’s client engagement model.  For example, from your graphic, it appears that clients are providing Utilipoint with strategy and business planning, product/service improvement, and analyst briefings.  Please clarify precisely what services Utilipoint provides to its clients and what it receives in return for those services.  Also please define “deliverables and outputs.”

Response: The Company has revised the description of Utilipoint’s client engagement model. Please see page 113  of the Registration Statement.

Midas Medici’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 126

29.
We note your disclosure in this section that Midas Medici has an outstanding revolving loan agreement with Proficio Bank.  We also note your disclosure on page 81 that Consonus has $2.3 million outstanding pursuant to a subordinated debt facility with Proficio Bank which is subject to several debt covenants.  Please tell us whether the merger transaction will place either company in default on these loan commitments.  If there is a material risk of default, you should disclose this risk in your risk factors and in the potentially negative factors that management considered in contemplation of the merger agreement.

Response: The Company does not believe that the merger transaction will place either company in default of its loan commitments with Proficio Bank.

Exhibits
30.
We note your response to comment 62 in our letter dated June 4, 2010.  We also note your disclosure on pages 15 and 38 of your registration statement that it is management’s opinion that the merger qualifies as a tax-free reorganization.  Please note that this is a legal conclusion that management is not qualified to make.  Please revise to attribute the legal conclusion to counsel or delete it.  Also file a tax opinion as required by Item 601(b)(8) of Regulation S-K.

Response: The Company intends to file a tax opinion.

Exhibit 5.1

31.	Please have counsel revise your legal opinion to reflect the registration of this transaction with respect to your warrants, options, and the common shares underlying those securities.

Response: The Company has filed a revised legal opinion.

32.	Please have counsel revise the legality opinion to opine upon the laws of Delaware.

Response: The Company has filed a revised legal opinion.

Exhibit 99.1

33.	Please revise your proxy card to mark it as “preliminary” in accordance with Exchange Act Rule 14a-6(e).

Response: The Company has revised the proxy card to mark it as “preliminary.”

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

Marcelle S. Balcombe